

October 8, 2009

Room 4631

J. Michael Daniel
Corporate Controller and Interim CFO
Bassett Furniture Industries Incorporated
3525 Fairystone Park Highway
Bassett, Virginia 24055

      Re: Bassett Furniture Industries Incorporated
              Form 10-K for Fiscal Year Ended November 29, 2008
              Definitive Proxy Statement Filed March 23, 2009
              File No. 000-00209

Dear Mr. Daniel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                               Sincerely,

                               Terence O'Brien
                               Accounting Branch Chief